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                                                                Exhibit (a)(13)

                    TAX SUPPLEMENT DATED DECEMBER 13, 2001

                TO THE OFFER TO EXCHANGE DATED DECEMBER 3, 2001

                                 GENUITY INC.

                     OFFER TO EXCHANGE OUTSTANDING OPTIONS
                    TO PURCHASE CLASS A COMMON STOCK UNDER
             THE GENUITY INC. 2000 LONG-TERM STOCK INCENTIVE PLAN
           AND THE GENUITY INC. OUTSIDE DIRECTORS' COMPENSATION PLAN

                   THE OFFER AND WITHDRAWAL RIGHTS EXPIRE ON
          DECEMBER 31, 2001 AT 12:00 MIDNIGHT, EASTERN STANDARD TIME,
                         UNLESS THE OFFER IS EXTENDED


   The following information supplements Section M ("Material Tax
Consequences") of our offer to exchange dated December 3, 2001. This supplement is being transmitted to you via electronic mail. Hard copies of this supplement, as well as other information concerning the offer, may be obtained by contacting our Stock Option Administration Group, by email at stockoptions@genuity.com or by telephone at (781) 865-5515.


Tax Consequences for Participants who are Tax Residents of Argentina

IMPORTANT NOTE: ON DECEMBER 1/st/ and 6/th/, 2001, THE ARGENTINE GOVERNMENT ENACTED SWEEPING LEGISLATION TO ADDRESS THE CURRENT FINANCIAL CRISIS IN ARGENTINA. THESE NEW LAWS COVER A VARIETY OF FINANCIAL, TAX AND SOCIAL SECURITY PROVISIONS, AND WILL REQUIRE NEW REGULATIONS TO IMPLEMENT THE PROVISIONS WHICH WILL BE FORTHCOMING SHORTLY.

THE FOLLOWING DISCUSSION DOES NOT REFLECT THIS NEW LEGISLATION; YOU ARE STRONGLY ENCOURAGED TO CONTACT YOUR PERSONAL TAX ADVISOR REGARDING THE IMPACT OF YOUR PARTICIPATION IN THE STOCK OPTION EXCHANGE PROGRAM BASED UPON THIS NEW LEGISLATION.

  Grant/Exchange of Stock Options

   You will not be taxed at the time you are granted a stock option under the Plan. No taxable event shall arise upon exchanging options granted prior to June 1, 2001.

  Date of Vesting

   You will not be taxed upon vesting in your stock options.

  Cancellation of Stock Options

   No tax consequences shall arise upon the cancellation of options granted prior to June 1, 2001.

  Exercise of Stock Options

   The difference in the fair market value of the stock at the time of exercise, and the actual price paid (i.e., the spread) will be taxable income to you. Your employer will withhold income and social security taxes on the value of the discount at the time the shares are purchased.

  Sale of Shares

   The gain (if any) realized by expatriate employees upon disposition of shares does not trigger Argentine income tax. However, sale of shares entertained by Argentine tax resident individuals are subject to income tax on the capital gains obtained as a result therefrom as from January 1, 2001.

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  Dividends

   If you were characterized as an Argentine resident under the Argentine income tax law, dividends paid by a non-Argentine company will be subject to tax as income. Income tax withheld abroad shall be creditable up to the increase of the Argentine tax liability deriving from the inclusion of the dividends in the taxable basis.

  Income Tax Withholding and Reporting Requirements

   Your employer will withhold applicable taxes on the spread or amounts received upon exercising the stock options and report such amounts as income.

Tax Consequences for Participants who are Tax Residents of Brazil

   The following is a general summary of the tax consequences of the exchange of options pursuant to the offer for Brazilian tax residents. As noted in the offer to exchange of which this supplement is a part, our employees who are tax residents of Brazil may choose to receive new options in exchange for eligible options tendered by such employee. We discuss below the tax consequences of receiving new options. This discussion is based on the Brazilian tax law as of the date of the offer, which is subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders or stock holders. We recommend that you consult your own tax advisor to determine the tax consequences of the offer to you under the laws of the country in which you live and work.

   You will not be subject to tax when the new option is granted nor when you exercise the option.

   When you sell the shares, any "capital gain" you realize upon the sale of your stock will be subject to tax. Under Brazilian law, capital gains equal the difference between the fair market value of the stock when sold and the fair market value of the stock when purchased. You may be exempt from the capital gains tax if the total sale of your shares does not exceed R$20,000 in a given month. The tax rate applicable to capital gains is 15%.

Tax Consequences for Participants who are Tax Residents of France

   We will issue new options to purchase shares of common stock under the Genuity Inc. 2000 Long-Term Stock Incentive Plan (the "2000 Plan") as recently amended by the 2001 French Sub-plan. It is intended that options granted under the French Sub-plan are French qualified options provided certain additional conditions and reporting obligations are satisfied. As such, the exercise price and the adjustments of said exercise price might differ from the 2000 Plan. Options granted under the French Sub-plan cannot be exercised prior to their vesting date nor prior to the first anniversary of the Effective Grant Date (the "Exercise Date" for French purposes). In addition and notwithstanding any provision in the 2000 Plan to the contrary, you will not be allowed to sell the underlying shares acquired upon exercise of an option, before the expiration of a minimum holding period of 3 years as from the Exercise Date as defined above (except in the cases of dismissal, forced retirement, disability or death as defined by Section 91 ter of Exhibit II to the French tax code and subject to the fulfillment of the related conditions). This is a summary of the main specific provisions of the 2001 French Sub-plan.

   The following is a general summary of the income tax and social security consequences of the exchange of options under the offer for French tax residents. This discussion is based on the French tax law as of the date of the offer, which is subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax and social security consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders. The company recommends that you consult with your own tax advisor to determine the tax consequences of the offer to you under the laws of the country in which you live and work.

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   The surrendered options will be cancelled, which will not raise any tax and social security consequences. New options will be granted under a French Sub-plan for purposes of French law with a reset of the minimum holding period starting on the new Effective Grant Date.

   You will not be subject to tax when the new option is granted. When you exercise the option, you will not be subject to personal income tax nor social security contributions on the difference between the fair market value of the shares at the exercise date and the exercise price ("the spread"), unless an excess discount is granted to you at the time of grant and thus subject to tax and social security contributions at the time of exercise. The taxation of the spread is postponed until the sale of the underlying shares.

   Provided you do not sale the shares thus acquired prior to the expiration of the four-year holding period as from the Effective Grant Date as determined by section 163 bis-C of the French tax code, when you sell the shares, you will be subject to CGS at the rate of 7,5%, CRDS at the rate of 0,5% and to a 2% social tax and to personal income tax on (i) the difference between the fair market value of the shares at the exercise date and the exercise price and (ii) on the difference between the sales price and the market price on the exercise date ("the capital gain"). The tax rates applicable to the spread depend on the amount of the spread (less or more than FRF 1 million) and the period of time between the exercise date and the sale date. The capital gain is subject to tax at the rate of 16%. The spread will not be subject to social security contributions. Such favorable tax and social security regime only applies provided specific reporting obligations are satisfied by your employer and yourself.

Tax Consequences for Participants who are Tax Residents of Germany


   The following is a general summary of the tax consequences of the exchange of options pursuant to the offer for German tax residents. As noted in the offer to exchange of which this supplement is a part, our employees who are tax residents of Germany may choose to receive new options in exchange for eligible options tendered by such employee. We discuss below the tax consequences of receiving new options. This discussion is based on the German tax law as of the date of the offer, which is subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders or stockholders. We recommend that you consult your own tax advisor to determine the tax consequences of the offer to you under the laws of the country in which you live and work.


   You will not be subject to tax when the new option is granted. When you exercise the option, you will be subject to income tax on the difference between the fair market value of the shares on the date of exercise and the exercise price. The income recognized will be compensation to you. Your employer will withhold income taxes, solidarity surcharges, possibly church tax and social security taxes on the income recognized as required under German law.

   When you sell the shares, you will not be subject to tax on any additional gain provided that: (i) you have held the stock for more than 12 months; (ii) you have not, during the last five years, held 10% or more of the stated capital of Genuity; and (iii) the stock is not held as a business asset. Effective January 1, 2002, the 10% limit will be lowered to 1% (i.e., in order to satisfy the foregoing conditions, you cannot have held 1% or more of the stated capital of Genuity). Starting January 1, 2002 only 50% of an additional gain realized on Genuity stock will be subject to tax.

Tax Consequences for Participants who are Tax Residents of Ireland


   The following is a general summary of the tax consequences of the exchange of options pursuant to the offer for Irish tax residents. As noted in the offer to exchange of which this supplement is a part, our employees who are tax residents of Ireland may choose to receive new options in exchange for eligible options tendered by such employee. We discuss below the tax consequences of receiving new options. This discussion is based on the Irish


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tax law as of the date of the offer, which is subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders or stock holders. We recommend that you consult your own tax advisor to determine the tax consequences of the offer to you under the laws of the country in which you live and work.

  Grant of Option

   You will not be subject to taxation in Ireland at the time you are granted a new option under the Plan.

  Date of Vesting

   You will not be subject to taxation in Ireland at the various times you vest in your option under the Plan.

  Exercise of Stock Option

   On the date you exercise your option and purchase shares of our common stock, you will recognize taxable income in an amount equal to the difference between the fair market value of the shares at the time of purchase and the purchase price you pay (i.e., the "spread"). The spread will be classified as other income and will be subject to taxation in the year of assessment in which your option is exercised at your marginal rate of income tax.

   If you exercise your option by way of exchange of existing Genuity stock for new stock, you may be liable to pay capital gains tax on the disposal of the stock used for payment. Please refer to "Sale of Acquired Shares" below.

  Deferral Election

   You are entitled to make an election in writing to your local Inspector of Taxes to defer payment of the income taxes arising upon the exercise of your option. This election must be made on or before 30 June following the tax year in which your option is exercised. If you make this deferral election, you must pay the deferred amount of income taxes on or before the earlier of:

   (a) 31 October in the tax year following the tax year in which the shares are disposed, or
   (b) 31 October in the tax year following the year of assessment beginning 7 years after the tax year in which the options are exercised.

  Dividends

   Any dividends that you receive on your shares will be subject to taxation in Ireland. In this regard, you will be responsible for reporting your dividends on your personal tax return and paying the related tax liability to Irish Revenue.

  Sale of Acquired Shares

   When you subsequently sell the shares that you acquired under the Plan, you will be subject to capital gains tax on the difference between the sale price obtained and the fair market value of the shares on the date of purchase (assuming the sale price is higher). Capital gains are currently taxed at the rate of 20% of the underlying gain; each individual is entitled to an annual capital gains exemption of the first (Pounds)1,000 of capital gains.

  Tax Withholding and Reporting

   Your employer will not withhold any taxes in connection with your acquisition of shares under the Plan. Instead, you are required to notify the Irish Revenue of any income or gains and losses that you realize in connection with the shares that your acquire and dispose of under the Plan.

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Tax Consequences for Participants who are Tax Residents of Italy


   The following is a general summary of the tax consequences of the exchange of options pursuant to the offer for Italian tax residents. As noted in the offer to exchange of which this supplement is a part, our employees who are tax residents of Italy may choose to receive new options in exchange for eligible options tendered by such employee. We discuss below the tax consequences of receiving new options. This discussion is based on the Italian tax law as of the date of the offer, which is subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders or stock holders. We recommend that you consult your own tax advisor to determine the tax consequences of the offer to you under the laws of the country in which you live and work.


   You will not be subject to tax when the new option is granted.

   When you exercise the option the difference between the actual purchase price and the fair market value of the shares is considered compensation in kind. Such compensation is therefore qualified as employment income and subject to withholding tax and social security contributions. However, the difference between the fair market value of the shares and the purchase price (the "Spread") will be exempt from taxation and social security contributions if the purchase price paid by the employee is not lower than the fair market value of the shares at the time of the grant of the option rights. Please note, according to guidelines issued by Italian Ministry of finance, the "fair market value of a share traded on a stock exchange on the grant date of the option" is deemed to be the average of the stock exchange official prices of the latest month preceding the day of such grant, i.e. an amount equal to the average of the prices of the share on the stock market during the period between the grant date and the same day of the previous month.

   When you sell the shares, the gain (i.e., the net profit) realized will be subject to a 12.5% capital gains tax. The capital gains tax is assessed on the difference between the purchase price paid by the employee for the shares and the sale price received by the employee when the shares are sold. In the event the difference between the purchase price and the fair market value of the shares at the purchase date (i.e., the average of the prices of the latest month preceding the purchase date converted into Italian Lire) has already been taxed as employment income, the capital gain will be calculated on the difference between the fair market value of the shares at acquisition and the selling price.

Tax Consequences for Participants who are Tax Residents of Japan


   The following is a general summary of the tax consequences of the exchange of options pursuant to the offer for Japanese tax residents. As noted in the offer to exchange of which this supplement is a part, our employees who are tax residents of Japan may choose to receive new options in exchange for eligible options tendered by such employee. We discuss below the tax consequences of receiving new options. This discussion is based on the Japanese tax law as of the date of the offer, which is subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders or stock holders. We recommend that you consult your own tax advisor to determine the tax consequences of the offer to you under the laws of the country in which you live and work.


   You will not be subject to tax when the new option is granted. When you exercise the option, you will be subject to income tax on the difference between the fair market value of the shares on the date of exercise and the exercise price. The income recognized will be compensation to you, subject to taxation at your marginal tax rate. Although income from the exercise of stock options is classified as remuneration income for individual income tax purposes, your employer is not, as a rule, required to withhold income tax or social security contributions when you exercise your options, as long as the employer is not directly involved in the operation (i.e., payment of income) or costs of the Plan. It is your responsibility to report and pay any taxes resulting from your participation in the Plan.

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   When you sell the shares, you will be subject to tax on any gain on the subsequent sale of the shares at a flat rate of 26% (i.e., 20% national income tax and a 6% local inhabitants tax). Please note that the Government has just decided to reduce the tax rate to 20% (or 10%, the 10% rate will be applied, if the listed shares which are held more than 1 year, are sold during the period from 2002 to 2005. At this stage it is unclear whether the listed shares in this context include the listed shares in foreign markets.) under the 2002 tax legislation. Please also note that the reduction will become effective from January 1,2003.

   If you sell your shares through an authorized stockbroker or bank in Japan and submit an election return form, you may elect to have the broker withhold 1.05% of the total amount received (regardless of the gain) from selling your shares. If you make this election, only deemed gain at 5.25% of the sale of the shares is subject only to the 20% national income tax; the 6% local inhabitants tax would not apply. Please note that, although under the 2000 tax legislation this 1.05% taxation method was scheduled to be abolished as of 1 April 2001, abolishment has been postponed until 31 March 2003. On the other hand, corresponding to the reduction of the gross tax rate (from 26% to 20%) mentioned above, the Government has just decided to advance the abolishment from March 31, 2003 to December 31, 2002.

Tax Consequences for Participants who are Tax Residents of The Netherlands

   The following is a general summary of the tax consequences of the exchange of options pursuant to the offer for Dutch tax residents. As noted in the offer to exchange of which this supplement is a part, our employees who are tax residents of the Netherlands may choose to receive new options in exchange for eligible options tendered by such employee. We discuss below the tax consequences of the offer of old options and receiving new options. This discussion is based on the Dutch tax law as of the date of the offer, which is subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders or stock holders. We recommend that you consult your own tax advisor to determine the tax consequences of the offer to you under the laws of the country in which you live and work.

   You might be subject to tax at the date the offer to exchange options is accepted by us. The cancellation of the old options and the possible grant of new options might be qualified by the Dutch tax authorities as (i) the fictitious exercise of the old options, both the vested and the unvested part, and (ii) the grant of new options. At this moment there is no clear statement from the Dutch tax inspectorate on the exchange of options and how to calculate the taxable income (if any) upon an exchange of options. Taxes paid in connection with the offered (cancelled) options cannot be reclaimed.

   You will be subject to tax when the new options are vested (i.e. at the moment the options become unconditionally exercisable). This means that the new options might be (partially) taxable at the grant date. The taxable value is based on a statutory formula but generally is a percentage of the fair market value of the underlying shares on the date of vesting. If you exercise or otherwise dispose of your options within three years of the date of acceptance, any gains you realize will constitute additional income from your employment and you will be subject to additional income tax. The taxable value taken into account in the past will be credited against this additional income tax assessment. However, taxation is limited to the part of the capital gain that exceeds the value of the option previously taxed upon the first taxable moment. Therefore, no additional tax on exercise will occur if the capital gain realized is lower than the amount that was taxed when the option vested. In that event no tax will be refunded.

   The legislature has introduced the possibility--effective as of January 1, 2001--to defer taxation until the moment at which your options are exercised. In that event, tax will be imposed on the benefit actually derived (i.e. the value of the underlying shares at that time minus the exercise price of your options). The choice has to be made and filed with the tax competent tax inspector before the first vesting of the options. Once the choice in favor of deferred taxation has been made, it will be irrelevant at what moment your options vest and within what period your options are exercised (within three years after the acceptance date or at a later date). Special administrative conditions have to be fulfilled in order to make the choice for deferral effective.

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   Your employer will withhold income and social taxes on the income recognized as required under Dutch law.

   When you sell the shares, you will not be subject to tax on any additional gain provided you hold less than 5% of the shares as a private investment. Received dividends are exempt from taxation. However, once a year, the fair market value of the shares (if any) will be taxed against a fixed yield tax of (effectively) 1.2%.

Tax Consequences for Participants who are Tax Residents of Spain


   The following is a general summary of the tax consequences of the exchange of options pursuant to the offer for Spanish tax residents. As noted in the offer to exchange of which this supplement is a part, our employees who are tax residents of Spain may choose to receive new options in exchange for eligible options tendered by such employee. We discuss below the tax consequences of new options. This discussion is based on the Spanish tax law as of the date of the offer. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders or stock holders. We recommend that you consult with your own tax advisor to determine the tax consequences of the offer to you under the laws of the country in which you live and work.


   You will not be taxed when the new option is granted. When you exercise your stock options, you will be taxed on the discount you receive, which is the difference between the purchase price and the market value of the stock at the time of purchase. If the new stock options are not granted on a regular and recurrent basis and you exercise the options after two years from the grant date, then the income represented by the discount you receive would be taxable as "ordinary irregular income". Part of your ordinary irregular income will be exempt. The tax exempt portion will be the lesser of (i) 30% of the irregular income; or (ii) the amount resulting from multiplying the Spanish taxpayers' average salary (e.g. 2,600,000 pesetas in the year 2001) by the number of years elapsed since the grant date.

   When you sell the shares, any "capital gain" you realize upon the sale of your stock will be subject to tax. Under Spanish law, capital gains equal the difference between the fair market value of the stock when sold and the fair market value of the stock when purchased. If you hold your stock for one year or less, then any gains will be taxed as ordinary income, much like your salary or bonus would be taxed. If you hold your stock for more than one year, then the capital gain would be taxed at an 18% flat rate.

   The benefits provided under the plan may be considered as taxable ordinary income. As a result, to the extent the benefits under the plan are considered taxable income, your employer is required to withhold wage taxes from your regular paycheck and report any benefits derived from the Plan on its periodic wage tax return. Benefits might be subject to social security contributions, which will also be withheld from your regular paycheck. A determination will have to be made at the time you exercise your options as to whether or not they are subject to a partial exemption because they are not granted on a regular and recurrent basis.

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